Exhibit d 10 a

MAINSTAY FUNDS TRUST

AMENDMENT TO THE SUBADVISORY AGREEMENT

This Amendment to the Subadvisory Agreement, is effective as of the 19th day of January 2016, between New York Life Investment Management LLC, a Delaware limited liability company (the “Manager”), and Candriam France S.A.S., a simplified stock company (“Société par actions simplifiée”) organized under the laws of France (the “Subadvisor”).

WHEREAS, the Manager and the Subadvisor are parties to a Subadvisory Agreement, dated June 18, 2015 (the “Subadvisory Agreement”); and

WHEREAS, the parties hereby wish to amend the Subadvisory Agreement to revise Schedule A to include additional investment sleeves of the MainStay Absolute Return Multi-Strategy Fund.

NOW, THEREFORE, the parties agree as follows:

(i)	Effective January 19, 2016, Schedule A is hereby amended by deleting it in its entirety and replacing it with the Schedule attached hereto.

[The Remainder Of This Page Has Been Left Blank Intentionally.]

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their duly authorized officers and attested effective as of the date first written above.

NEW YORK LIFE INVESTMENT MANAGEMENT LLC

Attest: /s/ Thomas Lynch	By: /s/ Stephen P. Fisher
Name: Thomas Lynch	Name: Stephen P. Fisher
Title: Director and	Title: President
Associate General Counsel
CANDRIAM FRANCE S.A.S.
Attest: /s/ Fabrice Cuchet	By: /s/ Pierre Ernst
Name: Fabrice Cuchet	Name: Pierre Ernst
Title: General Manager	Title: Chairman

SCHEDULE A

(Effective as of January 19, 2016)

As compensation for services provided by Subadvisor with respect to each of the following Series the Manager will pay the Subadvisor and Subadvisor agrees to accept as full compensation for services rendered hereunder, an annual subadvisory fee with respect to the Allocated Assets of such Series equal to the following:

SERIES	ANNUAL RATE
MainStay Absolute Return Multi-Strategy Fund*Sleeves within the Series:
i. Candriam Managed Futures	0.55	%**
ii. Candriam Risk Arbitrage	0.625%
iii. Candriam Credit Opportunities	0.40%
iv. Candriam Global Opportunities	0.625	%**
v. Candriam Global Alpha	0.625	%**

The portion of the fee based upon the average daily net assets of the respective Series shall be accrued daily at the rate of 1/(number of days in calendar year) of the annual rate applied to the daily net assets of the Series.

Payment will be made to the Subadvisor on a monthly basis.

*	The Manager has agreed to waive a portion of the Fund’s management fee or reimburse the expenses of the appropriate class of the Fund so that the class total ordinary operating expenses do not exceed certain amounts. These waivers or expense limitations may be changed with Board approval. To the extent the Manager has agreed to waive its management fee or reimburse expenses, the Subadvisor has voluntarily agreed to waive or reimburse its fee in proportion to the percentage of the total subadvisory fee that the Subadvisor earns.
**	The Subadvisor agrees to waive the subadvisory fee in an amount equal to any subadvisory fees paid to the Subadvisor by the Manager with respect to the Fund’s Cayman Subsidiary, as defined in the Fund’s prospectus.

3